SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

December 17, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention:         John Dana Brown

                         Susan Block

Re:	Despegar.com, Corp.
Post-Effective Amendment to Form F-1 on Form F-3
Filed November 20, 2018
File No. 333-226869

Dear Mr. Brown and Ms. Block:

On behalf of Despegar.com, Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 14, 2018 relating to the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form S-3 filed with the Commission on November 20, 2018. On behalf of the Company, we are also electronically filing a Post-Effective Amendment No. 1 to Form F-1 on Form S-3 (the “Amendment”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Amendment.

GUNDERSON   DETTMER   STOUGH   VILLENEUVE   FRANKLIN & HACHIGIAN, LLP

550 ALLERTON STREET, REDWOOD CITY, CA 94063 / PHONE: 650.321.2400 / FAX: 650.321.2800

Securities and Exchange Commission

December 17, 2018

Post-Effective Amendment to Form F-1 on Form F-3 Filed November 20, 2018 Enforceability of Civil Liabilities, page 27

1.

Please disclose whether the exclusive jurisdiction clause in your Amended and Restated Memorandum and Articles of Association applies to actions arising under the Exchange Act. If the provision does apply to actions arising under the Exchange Act, revise your disclosure to state that a court may determine that the provision is unenforceable and state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure on page 27 of the Amendment in accordance with the Staff’s comment to reflect that the exclusive jurisdiction provision of the Company’s amended and restated memorandum and articles of association does not apply to actions arising under the Securities Exchange Act of 1934, as amended.

*********************************

Securities and Exchange Commission

December 17, 2018

Please contact the undersigned at (650) 463-5335 or jvetter@gunder.com or Albert Vanderlaan at (617) 648-9298 or avanderlaan@gunder.com if you have any questions with respect to this response or the Amendment.

Very truly yours,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter, Esq.

cc:	Juan Pablo Alvarado
Despegar.com, Corp.